SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January 15, 2009

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investors Relations 55 (61) 3415-1140 ri@brasiltelecom.com.br Media and Communication 55 (61) 3415-1822 diretoriadecomunicacao@brasiltelecom.com.br

BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly Held Company
CORPORATE TAXPAYER REGISTRATION 02.570.688/0001-70
BOARD OF TRADE 53.3.0000581-8

SUMMONS NOTICE
EXTRAORDINARY SHAREHOLDERS’ MEETING

Brasil Telecom Participações S.A.’s (“Company”) shareholders are hereby summoned to attend the Extraordinary Shareholders’ Meeting, in the form of the legal and statutory dispositions, to be held on February 17, 2009, at 04:30 p.m., at the Company’s headquarters located in the city of Brasília -DF, at SIA SUL, ASP, LOTE D, BLOCO B, to resolve the following agenda:

1. Deliberate on the replacement of Board of Directors Members appointed by the controllers, with election of new members to complement the tenure;

2. Deliberate on the election of the Chairman and the Vice-President of the Board of Directors; and

3. Deliberate on the replacement of Fiscal Board Members appointed by the holders of Common Shares, with election of new members to complement the tenure;

GENERAL INFORMATION

All  documents  associated  with  the  matters in  the  Agenda  are  available to  the  Company’s  shareholders at  its headquarters.

Shareholders  holding  5%  (five  percent) of  the  Company’s  voting  capital  may  request  the  Company to  adopt cumulative voting as per article 141 of Law 6,404/76 and CVM Instruction 165/91, up to 48 (forty-eight) hours before the Meeting.

All powers of attorney shall be filed at the Company’s headquarters located in the city of Brasília – DF, at SIA Sul, ASP,  Lote D,  Bloco B – 2nd  floor –  Diretoria  Jurídica, at  least 2  (two)  business  days  prior to  the  date of  the Shareholders’ Meetings.

Shareholders in possession of shares registered with a custodian agent wishing to participate in the Extraordinary Shareholders’ Meetings shall present a statement of shareholdings issued by the custodian agent no more than 2 (two) business days prior to the date of the Meetings.

Brasília, January 09, 2009.

Sergio Spinelli Silva Junior
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2009

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig Title: Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.